UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Your Nite LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Massachusetts

Date of Organization:

May 6, 2015

Physical Address of Issuer:

119 Braintree Street, Suite 211, Boston, MA 02134, United States

Website of Issuer:

https://paintnite.com

Current Number of Employees:

12

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)
Total Assets	$656,330	$1,084,066
Cash & Cash Equivalents	$561,073	$815,796
Accounts Receivable	$29,891	$29,898*
Current Liabilities	$7,036,400	$7,280,870
Long-Term Liabilities	$3,984,883	$4,004,172
Revenues/Sales	$5,829,155	$5,309,110
Cost of Goods Sold**	$3,566,119	$3,342,529
Taxes Paid	$0	$0
Net Income/(Loss)	$(297,021)	$219,287

* For 2022, this amount includes $376 in Accounts Receivable from a Related Party.

**Cost of Revenue. For 2023 and 2022, respectively, this amount includes $35,168 and $116,494, respectively, in Cost of Revenue from Related Parties.

TABLE OF CONTENTS


April 11, 2024

Your Nite LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Your Nite LLC, also know as Paint Nite ("**Paint Nite**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://paintnite.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 11, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Your Nite LLC
_____
(Issuer)

By:/s/ Daniel Hermann
_____
(Signature)

Daniel Hermann
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Hermann
_____
(Signature)

Daniel Hermann
_____
(Name)

Manager
_____
(Title)

April 11, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 11, 2024

Your Nite LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

The Company, through its subsidiaries, operates Paintnite.com which empowers artists from all over North America (and South Africa) to offer live, in-person creative events in local area restaurants & bars, as well as virtual and on-demand events.

The Company was formed on May 6, 2015. The Company has three operating subsidiaries: (i) Paint Nite LLC, a Massachusetts limited liability company formed on March 21, 2012, also doing business as Yaymaker; (ii) Paint Nite Canada Company, a Nova Scotia corporation incorporated on December 11, 2013; and (iii) Paint Nite (Pty) Ltd, a South Africa company that was incorporated on March 31, 2014. The Company also had an Australian subsidiary, named Paint Nite Pty Limited, which was dissolved in March 2021.

The Company is currently headquartered and qualified in Massachusetts. Paint Nite LLC is qualified as a foreign entity in over 20 jurisdictions. The Company's subsidiaries sell their products through the internet throughout the United States and internationally.

The Company's website is https://paintnite.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our platform, our revenue, financial results, and business may be significantly harmed.

We empower artists from all over North America (and South Africa) to offer live, in-person creative events in local area restaurants and bars, as well through virtual and on-demand events. The amount of users of our platform will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform. If clients do not perceive our platform, or the events offered through it, to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

The Company, through its subsidiaries, operates Paintnite.com which empowers artists from all over North America (and South Africa) to offer live, in-person creative events in local area restaurants & bars, as well as virtual and on-demand events.

The Company was formed on May 6, 2015. The Company has three operating subsidiaries: (i) Paint Nite LLC, a Massachusetts limited liability company formed on March 21, 2012, also doing business as Yaymaker; (ii) Paint Nite Canada Company, a Nova Scotia corporation incorporated on December 11, 2013; and (iii) Paint Nite (Pty) Ltd, a South Africa company that was incorporated on March 31, 2014. The Company also had an Australian subsidiary, named Paint Nite Pty Limited, which was dissolved in March 2021.

The Company is currently headquartered and qualified in Massachusetts. Paint Nite LLC is qualified as a foreign entity in over 20 jurisdictions. The Company's subsidiaries sell their products through the internet throughout the United States and internationally.

Business Plan

The Company plans to significantly expand its business by increasing its sales and marketing efforts, expanding its host recruitment, and growing out its operations and infrastructure. Any capital we raise in the future will empower us to increase sales and marketing efforts, expand host recruitment and grow out our operations and infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ticketed In-Person Public Events	Live, in-venue events where a dynamic host walks the customer through a creative project step-by-step.	Direct to consumer
Ticketed Virtual Events	Live, virtual events where a dynamic host walks the customer through a creative project step-by-step over Zoom.	Direct to consumer
Ticketed On-Demand Event Rentals	Pre-recorded "watch-when-you-want" creative how-to videos where an authentic artist walks the consumer through a creative project step-by-step. Sold in one-week rentals.	Direct to consumer
Private Event	A private event for 15 or more people typically sold by the event rather than ticketed.	Direct to consumer
Corporate Event	Team building, sales kickoff or any other corporate event geared around connection, connectivity or stress relief.	Human Resource departments from companies of all sizes

Competition

The Company offers its services with a unique hybrid model that is tech enabled, but also recruits, trains and supports its licensed event hosts. No direct competitors offer their service in this manner. Many competitors exist however within each revenue stream and vertical that the Company utilizes. Here are the main ones within those verticals. Paint & Sip: Painting With A Twist, Pinot's Pallette Muse Paint Bar; Corporate Events: Teambonding.com and withconfetti.co; and Events On Demand: Painting To Gogh and Craftsy.com.

Customer Base

We sell tickets to live, in-person, virtual & on demand creative events direct to consumer. Our audience is predominantly female (90%) spanning ages 25-65. We also sell private events B2B, working with Corporations of all sizes.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company has 7 trademarks in the United States and 22 trademarks in various international jurisdictions, including Canada, South Africa, European Union, Hong Kong, United Kingdom, Australia and Argentina.

Application or Registration #	Title	Description	File Date	Grant Date	Country
86281869*	"Paint Nite"	Standard Character Mark	May 15, 2014	September 22, 2015	USA
85860668*	"Paint Nite"	Standard Character Mark	February 26, 2013	November 12, 2013	USA
87026158*	"Paint Nite"	Design Plus Words, Letters, and/or Numbers	May 5, 2016	January 31, 2017	USA
87026160*	"Paint Nite"	Design Plus Words, Letters, and/or Numbers	May 5, 2016	January 31, 2017	USA
86813775	"Plant Nite"	Standard Character Mark	November 9, 2015	October 11, 2016	USA
87026805	"Plant Nite"	Design Plus Words, Letters, and/or Numbers	May 5, 2016	November 14, 2017	USA
87497848	"Plant Nite"	Design Plus Words, Letters, and/or Numbers	June 20, 2017	February 27, 2018	USA
88161957*	"Yaymaker"	Standard Character Mark	October 19, 2018	February 1, 2022	USA
88978154*	"Yaymaker"	Standard Character Mark	October 19, 2018	July 21, 2020	USA

*Owned by Paint Nite LLC

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is a party to the following current litigation proceeding.

Paint Nite LLC, a wholly-owned subsidiary of the Company, has been sued in Massachusetts Superior Court of Middlesex County by a former vendor for Paint Nite who believes that its contract with Paint Nite auto-renewed in 2020. Paint Nite disputes that any funds were owed. In January 2023, the vendor filed this action and a motion to freeze Paint Nite's bank account. The Court rejected the vendor's efforts to freeze Paint Nite's bank account. The matter is proceeding. The total claim against Paint Nite is $129,287. Paint Nite believes it has valid defenses and intends to vigorously defend itself.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniel Hermann	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Your Nite LLC, 2015 – Present Oversees all Company operations, staff and strategic direction.	Babson University, MBA, 2009 University of Wisconsin, B.A., Economics, 1992

Biographical Information

Daniel Hermann: Dan is the CEO, Co-Founder and Director of the Company. He is a Badger first and a Beaver second having spent his undergraduate time at the University of Wisconsin, Madison and received an MBA from Babson College in Wellesley, MA. After finding both successes and failures as an entrepreneur earlier in his career, Dan co-founded Paint Nite LLC in 2012 with an initial investment of under $10,000 and a common-sense approach to teamwork and tactics. With Dan as CEO the business grew quickly & profitably reaching over $50 million in annual revenues and as high as #2 on the Inc. 5000 list. Dan lives in Cambridge, MA with his wife and newborn son Isaac.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 12 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has four classes of membership interests, consisting of: (i) Class A Common Units, which have voting rights (the "**Class A Common Units**"); (ii) Class B Common Units, which do not have voting rights (the "**Class B Common Units**"); (iii) Series A Preferred Units, which have voting rights (the "**Series A Preferred Units**"); and (iv) up to 466,673 Incentive Units which do not have voting rights (the "**Incentive Units**"). Additionally, the Company has established the 2018 Equity Plan for which 650,292 Class B Common Units are authorized to be issued thereunder as either options or Restricted Class B Common Units and a 2015 Equity Plan for which Incentive Units have been issued thereunder.

As of the date of this Form C-AR, 1,891,119 Class A Common Units and 328,155 Series A Preferred Units are issued and outstanding. The Company has also issued and outstanding options to purchase 287,267 Class B Common Units (of which 92,091 options are fully vested) and 109,500 Incentive Units. The Company also has issued and outstanding 467,963 warrants to purchase Series A Preferred Units.

Outstanding Capital Interests

As of the date of this Form C-AR, the Company's outstanding capital interests consists of:

Type	Class A Common Units
Amount Outstanding	1,891,119
Voting Rights	1 vote per Class A Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Common Units which may dilute the Security.

Type	Series A Preferred Units
Amount Outstanding	328,155
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive preferred return equal to 8% per annum; (b) Liquidation Preference up to initial capital contribution, subject to adjustment; (c) Optional and mandatory conversion rights; and (d) Protective provisions so long as of Series A Preferred Units are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Series A Preferred Units which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Class B Common Units under the 2018 Equity Plan
Amount Outstanding	287,267*
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to Purchase Class B Units which may dilute the Security.

*Certain of these options to purchase Class B Common Units remain subject to vesting.

Type	Incentive Units issued under the 2015 Equity Plan
Shares Issuable Upon Exercise	109,500
Voting Rights	The holders of Incentive Units are not entitled to vote.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Incentive Units which may dilute the Security.

Type	Warrant to Purchase Series A Preferred Units
Shares Issuable Upon Exercise	467,963
Voting Rights	The holders of Warrants to purchase Series A Preferred Units are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase Series A Preferred Units at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to Purchase Series A Preferred Units which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$101,531*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

* Includes $1,990 in Crowd SAFEs issued to an intermediary

Outstanding Debt

As of the date of this Form C-AR, the Company has the following outstanding debt:

Type	SBA PPP Loan
Amount Outstanding	$54,133 (as of 12/31/23)
Interest Rate and Amortization Schedule	1 % per annum. Monthly payments of principal and interest in the amount of $1,998.
Description of Collateral	Unsecured
Maturity Date	March 19, 2026

Type	SBA EIDL Loan
Amount Outstanding	$2,000,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $9,828.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	March 8, 2050

Type	Senior Promissory Note from Investor*
Amount Outstanding	$2,000,000
Interest Rate and Amortization Schedule	4% Beginning June 1, 2024, installment payments, including principal and interest, equal to an amount based on the outstanding balance divided by 18.
Description of Collateral	Secured by Business Assets
Maturity Date	October 4, 2025

*The loan is with Paint Nite, LLC, a wholly-owned subsidiary of the Company. Additionally, the lender received 467,963 warrants to purchase Series A Preferred Units in the Company in connection with providing the loan.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Units	N/A	272,879*	N/A	May 20, 2022	Section 4(a)(2)
Options to Purchase Class B Common Units	N/A	636,411**	N/A	June 15, 2020	Rule 701
Warrants to Purchase Series A Preferred Units***	***	467,963	N/A	May 4, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$101,531***	192	Sales and Marketing and General Working Capital	July 25, 2023	Reg. CF

*Issued in exchange for recipient providing a personal guarantee for the Company's SBA EIDL loan.
**369,144 options have been subsequently forfeited.
*** Issued in connection with a loan from an investor to Paint Nite, LLC. The warrants were valued at $50,000.
****Includes $1,990 in Crowd SAFEs issued to an intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Hermann	300,000 Series A Preferred Units 1,691,716 Class A Common Units	89.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of approximately $464,237 in cash and cash equivalents, leaving the Company with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In July 2023, the Company completed an offering pursuant to Regulation CF and raised an estimated $99,541.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i) Paint Nite, LLC, a wholly-owned subsidiary of the Company, entered into a secured promissory note with 1-800-Flowers, dated May 4, 2022, in which Paint Nite, LLC received a $2,000,000 loan. 1-800-Flowers also received 467,963 warrants to purchase Series A Preferred Units in connection with the loan. The interest rate on the loan is 4% per year. Beginning June 1, 2024, Paint Nite, LLC shall make installment payments, including principal and interest, equal to an amount based on the outstanding balance as of such date divided by 18.

(ii) The Company had cost of revenue associated with related shareholder investors totaling $35,168 and $116,494, respectively, in 2023 and 2022.

(iii) The Company had an accounts receivable amount of $0 and $376, respectively, with an affiliated company in 2023 and 2023. This amount has been paid.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 11, 2024

Your Nite LLC



Your Nite LLC

Balance Sheet

	Unaudited 2023	Unaudited 2022
Assets		
Current Assets:		
Cash and cash equivalents	$ 561,073	$ 815,796
Accounts receivable	29,891	29,898
Inventory	21,712	134,276
Prepaid expenses	22,524	79,419
Total current sssets	**$ 635,200**	**$ 1,059,389**
Property and equipment, net	4,035	7,582
Other assets	17,095	17,095
Total non-current assets	**21,130**	**24,677**
Total assets	**$ 656,330**	**$ 1,084,066**
Liability and Members' Equity		
Current liabilities:		
Accounts payable	$ 496,077	$ 592,612
Accrued expenses	1,472,641	1,428,504
Current portion of long-term debt	19,250	23,323
Deferred revenue	5,048,432	5,236,430
Total current liabilities	**$ 7,036,400**	**$ 7,280,870**
Long-term debt	**$ 3,984,883**	**$ 4,004,172**
Members' equity		
Series A Preferred Units	$ 2,095,363	$ 2,095,363
Class A Common Units	(4,105,400)	(4,105,400)
Class B Common Units	-	-
APIC	4,825,921	4,726,380
Accumulated other comprehensive loss	(196,995)	(198,374)
Accumulated deficit	(12,983,842)	(12,718,945)
Total members' equity	**($ 10,364,953)**	**($ 10,200,976)**
Total liabilities and members' equity	**$ 656,330**	**$ 1,084,066**

Your Nite LLC
Income Statememnt

	Unaudited 2023	Unaudited 2022
Revenue, net	$ 5,829,155	$ 5,309,110
Cost of sales	3,566,119	3,342,529
Gross Profit	2,263,036	1,966,581
General & administrative	1,986,310	3,271,990
Sales & marketing	353,873	313,147
Unit-based compensation	-	34,471
Depreciation & amortization	3,548	14,783
Total operating expenses	2,343,731	3,634,391
Operating Loss	(80,695)	(1,667,810)
Other expense	205,629	117,149
Net Loss	(286,324)	(1,784,959)
Other comprehensive loss (gain):		
Forgiveness of debt	-	(2,087,923)
Cumulative translation adjustment	10,697	83,677
Total comprehensive income/(Loss)	$ (297,021)	$ 219,287

Your Nite LLC

Cash Flow Statement

	Unaudited 2023	Unaudited 2022
Operating Activities		
Net Income/(Loss)	$ (297,021)	$ 219,286
Depreciation & amortization	3,548	14,783
Unit-based compensation expense		34,471
Forgiveness of debt		(2,087,923)
Changes in operating assets and liabilities, net of net assets		
Accounts receivable	7	152,053
Prepayments	56,894	36,998
Inventory	112,564	(3,753)
Other assets		
AP & accrued expenses	(52,399)	154,497
Deferred revenue	(187,999)	(161,895)
Net cash from/(used) in operating activities	**($ 364,405)**	**($ 1,641,483)**
Investing Activities		
Purchase of fixed assets	0	(5,976)
Net cash from/(used) in investing activities	**$ 0**	**($ 5,976)**
Financing Activities		
Proceeds from debt and warrant issuance	0	2,000,000
Procceds from Republic Campaign	99,541	
Procceds from SBA EIDL	0	1,500,000
Stripe ST Loan	32,123	
Principal payments of debt	(23,362)	(1,414,386)
Net cash from/(used) in financing activities	**$ 108,302**	**$ 2,085,614**
Net Change in Cash for Period	$ (256,103)	$ 438,155
Cash at Beginning of Period	815,796	293,963
Effect of exchange rate	1,379	83,677
Cash at End of Period	**$ 561,073**	**$ 815,796**